Consolidated Financial Results for the Fiscal Year Ended March 31, 2016
(under Japanese GAAP)

May 13, 2016

Company Name:	Concordia Financial Group, Ltd. (with regards to The Higashi-Nippon Bank, Limited.)
Stock Exchange:	First Section, Tokyo Stock Exchange (TSE)
TSE Code:	7186		URL:	http://www.concordia-fg.jp/
Representative:	(Title)	Representative Director, President	(Name)	Tatsumaro Terazawa
Scheduled start date of dividend payment:	May 26, 2016
Scheduled date for submission of securities report:	June 30, 2016
Specified trading accounts:	None
Briefing on financial results	：Yes (for institutional investors and analysts)
(Amounts are rounded down to the nearest million yen)
1. Consolidated Financial Results for Fiscal Year 2015 (April 1, 2015 – March 31, 2016)
(1) Operating Results	(Millions of yen, %YoY)
	Ordinary income		Ordinary profit		Profit Attributable to Owners of Parent
Fiscal year	Million yen	%	Million yen	%	Million yen	%
Ended March 31, 2016	42,132	(3.5)	13,458	2.8	6,983	(18.5)
Ended March 31, 2015	43,670	9.2	13,086	31.2	8,567	54.5
(Note1)  Comprehensive income   　Fiscal year ended March 31, 2016:　(1,979) million yen [-　%] Fiscal year ended March, 31/2015:　15,982 million yen[197.9％]
(Note2)  Percentages shown in Ordinary Income, Ordinary Profit, Profit Attributable to Owners of Parent and Comprehensive Income are the increase (decrease) from the same period previous year.

	Net income per share	Net income per share (diluted)	Return on Equity	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal year	Yen	Yen	%	%	%
Ended March 31, 2016	39.49	39.28	6.1	0.6	31.9
Ended March 31, 2015	48.47	48.23	7.9	0.6	30.0
(Reference) Equity method investment gain/loss Fiscal year ended March 31, 2016: － million yen Fiscal year ended March 31, 2015: － million yen

(2) Financial Position
	Total assets	Total Net assets	Own Capital Ratio	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2016	2,209,743	112,878	5.1	635.52
March 31, 2015	2,104,727	116,226	5.5	655.17
(Reference) Own Capital:                                                               March 31, 2016:  112,403 million yen  March 31, 2015 115,829 million yen
(Note) Own Capital Ratio = (Total net assets – Subscription Rights to Shares - Non-Controlling Interests)/ The ratio above is not based on the regulation of Capital Adequacy Ratio

(3) Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
Fiscal year	Million yen	Million yen	Million yen	Million yen
Ended March 31, 2016	21,451	(36,684)	(1,423)	82,894
Ended March 31, 2015	66,894	(27,444)	(1,419)	99,552

2. Dividends on Common Stock
	Annual Cash Dividends per Share
	1st Quarter-End	2nd Quarter-End	3rd Quarter-End	Fiscal Year-End	Total	Total Cash Dividends (Annual)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
Fiscal year	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Ended March 31, 2016	－	4.00	－	4.00	8.00	1,414	20.3	1.2
Ended March 31, 2015	－	4.00	－	4.00	8.00	1,413	16.5	1.3

*　Notes
(1) Changes in the scope of significant consolidated subsidiaries during the fiscal year ended March 31, 2016
(changes in specified subsidiaries resulting in a revised scope of consolidation)	：No

(2) Changes in accounting policies, accounting estimates, and restatements:
① Changes in accounting policies due to revisions of accounting standards	：Yes
‚ Changes in accounting policies due to reasons other than	：Yes
ƒ Changes in accounting estimates	：Yes
„ Restatements	：No

(3) Number of shares issued and outstanding (common stock)
① Number of shares issued and outstanding (including treasury shares)	March 31, 2016	184,673,500 shares	March 31, 2015	184,673,500 shares
‚ Number of treasury shares	March 31, 2016	7,803,933 shares	March 31, 2015	7,880,781 shares
ƒ Average number of shares outstanding during the fiscal year ended:	March 31, 2016	176,857,302 shares	March 31, 2015	176,755,481 shares

* Disclosure regarding the implementation of audit procedures
This summary of financial results is exempted from audit procedures, which otherwise would be required under the Financial Instruments and Exchange Act, and the audit procedures for the financial statements as required by the Financial Instruments and Exchange Act have not been completed at the time of disclosure of this summary of financial results.

* Explanations on the appropriate use of earning forecasts and specific notes on other matters
All forecasts and projections contained in this presentation are based on the information currently available to management and they are not intended to represent our promise to attain them as a goal. Furthermore, due to various reasons, actual results may differ substantially.

【Appendices】

○List of Appendices

1.	Analysis of operating results and financial position	2
(1)	Analysis of Operating Results	2
(2)	Analysis of financial position	2
(3)	Basic policy on profit distribution and dividends for the current and next fiscal years	2

2.	Corporate Group Status	3

3.	Management Policy	3
(1)	The Company’s Basic Management Policy	3
(2)	Target Key Performance Indicators	4
(3)	Business Strategy and Issues to Be Resolved	4

4.	Basic concept for selecting accounting standards	4

5.	Consolidated Financial Statements	5
(1)	Consolidated Balance Sheet	5
(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	7
(3)	Consolidated Statements of Changes in Net Assets	9
(4)	Consolidated Cash Flows Statements	11
(5)	Note on Going Concern Assumption	13
(6)	Changes in Accounting Policies, Accounting Estimates, and Restatements	13
(7)	Explanatory Notes to the Consolidated Financial Statements	14

1. Analysis of operating results and financial position

(1) Analysis of operating results

With consolidated operating results in the current fiscal year, due to the increase in fees and commissions and the decrease in expenses, ordinary profit increased by 371 million yen year-over-year to 13,458 million yen, and Profit Attributable to Owners of Parent fell by 1,584 million yen year-over-year to 6,983 million yen due to recording Provision for loss on cancellation of system contracts.

(2) Analysis of financial position

With consolidated financial positions at the end of the current consolidated fiscal year, deposits and the like (including negotiable certificates of deposit) rose by 65.9 billion yen year-over-year to 1,958.9 billion yen.
Furthermore, as a result of an active effort to open up new demand for credit along with progress in final disposal of non-performing loans, loans and bills discounted increased by 90.0 billion yen year-over-year to 1,645.6 billion yen.
Securities increased by 28.6 billion yen year-over-year to 445.2 billion yen.
With these results, consolidated total assets increased by 105.0 billion yen year-over-year to 2,209.7 billion yen.

With cash flow, cash and cash equivalents on a consolidated basis fell by 16.6 billion yen year-over-year to 82.8 billion yen in the current consolidated fiscal year.
Cash flow from operating activities fell by 45.4 billion yen year-over-year to 21.4 billion yen in the current consolidated fiscal year. This was mainly due to an increase in loans and discounted.
Cash flow from investing activities fell by 9.2 billion yen year-over-year to -36.6 billion yen. This was mainly due to a net decrease in income from the proceeds of sale of available-for-sale securities.
Cash flow from financing activities was nearly unchanged year-over-year at -1.4 billion yen.

(3) Basic policy on profit distribution and dividends for the current and next fiscal years

The shareholder return policy of Concordia Financial Group uses a performance-based shareholder return policy with a stable dividend as its base. Under this policy, active shareholder return is implemented through such measures as continuing to study flexible share buybacks. In addition when Profit Attributable to Owners of Parent exceeds 60.0 billion yen, a special dividend is declared.
The basic policy of Higashi-Nippon Bank is to ensure stable dividends, along with reserving sufficient retained earnings in consideration of our public service mission as a bank and strengthening our management base.
The Bank expects the dividend at the end of this fiscal year to be 4 yen per share. The combined with the mid-term dividend of 4 yen, makes the dividend amount for the fiscal year 8 yen.

With respect to the Note that with dividends for the next fiscal year,in addition to the payment of a 13 yen regular dividend per share of Concordia Financial Group (the holding company established through the merger of the Bank and the Bank of Yokohama on April 1, 2016), which will be paid regardless of its results, a commemorative dividend of 1 yen per share will be paid to commemorate the launch of the Concordia Financial Group. In addition, the Bank will consider special dividends in the context of the shareholder return policy of the Concordia Financial Group after giving consideration to business performance.

2. Corporate Group status

The Higashi-Nippon Corporate Group (the Higashi-Nippon Bank and Higashi-Nippon Bank affiliated companies) is composed of the Higashi-Nippon Bank and its three subsidiaries, which primarily provides banking services and financial services, such as guarantee services.

[Diagram of the Business of the Corporate Group]

3. Management Policy

(1) The Company’s Basic Management Policy

The Company has set a “Management Philosophy” that underlies philosophy of corporate activities, by embodying this management philosophy in a long-term vision for an “ideal structure” for the relationship between the company and each stakeholder based on the group slogan of  “One Heart for You”, which is derived from the name “Concordia” and will aim to fulfill its social mission and role as a regional financial group.

[Management Philosophy]
To contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.

[Long-term vision (ideal structure)]

① Aim to become a trusted financial group by maintaining deep relationship with customers as a community financial institution and providing broad, high-quality financial service and regional information leveraging its wide-area network achieved through the business integration

② Aim to strengthen earning capacity and improve corporate value by strategically placing into growing areas and business fields management resources that are created through proactive sharing of each company’s business infrastructure and know-how to the maximum extent and promoting consolidating and improvements in efficiency, even while maintaining each group company’s brand.

③ Aim to improve each employee’s capabilities in consulting services and of assessing the future prospects of customers’ businesses in order to appropriately respond to changes in environment and customers’ needs and to pursue constant customer satisfaction

④ Contribute to the prosperity of the region by providing solutions that utilize sophisticated consulting services and financial techniques to address various issues in the Metropolitan area and the surrounding region where the group’s business is based.

(2) Target Key Performance Indicators

The Concordia Financial Group has started a medium-term business plan “One Heart for You – 1st Stage” for the three years from FY2016 to FY2018 positioned as a “three-year period in which the group enhances and deepens relationships with customers by adapting promptly to changing financial environment and putting efforts in efficiency improvement as well as proactive investments in growth areas to realize synergies from the business integration as early as possible.”

　The following target indicators have been set for the final year of the medium-term business plan.
(Target Indicators for FY2018)
ROE (consolidated)	Around 7%
Tier 1 Common Shares Ratio (consolidated)	Middle of 11%
OHR (simple aggregate of the 2 banks)	Around 50%
(Note) Consolidated ROE is on the basis of profit attributable to owners of parent.

 The Bank set the 17th medium-term business plan based on the Group medium-term business plan, and is pursuing the following target indicators.
(Target Indicators for FY2018/ the Higashi-Nippon Bank initiatives)
Loan-deposit ratio (average balances)	About 90%
Total number of borrower companies	About 21,000 customers
Outstanding loan balances of small and medium enterprises	About 1,250.0 billion yen
Balance of investment-type products	About 180.0 billion yen
(Note) The total number of borrower companies and the outstanding loan balances of small and medium enterprises exclude apartment loans.

(3) Business strategy and issues to be resolved

On April 1, 2016, The Higashi-Nippon Bank established a new wholly-owning parent company (holding company), Concordia Financial Group, through a joint share transfer with The Bank of Yokohama, Ltd.
The external environment surrounding banks is changing greatly, such as the introduction of negative interest rates and quantitative and qualitative financial easing by the Bank of Japan, the development of fintech, and the tightening of the Basel requirements. Amid these changes, Concordia Financial Group has positioned the years from April 2016 through March 2019 as a “three-year period in which the group enhances and deepens relationships with customers by adapting promptly to changing financial environment and putting efforts in efficiency improvement as well as proactive investments in growth areas to realize synergies from the business integration as early as possible” The Bank has started a medium-term management strategy, “One Heart for You - 1st Stage -.”
In this medium-term plan, the Bank emphasizes four basic strategies: “expand the points of contact with customers and enhance services;” “accelerate growth through rapid realization of Group synergy;” “nurture human resources with diversity and a broad range of specialist expertise;” and “take a leading role in community issues starting with community revitalization.” By being useful to our customers, the Bank aims to build the Group with services that are loved by customers.

4. Basic concept for selecting accounting standards

The Higashi-Nippon Bank Group prepare the consolidated financial statements according to Japanese GAAP. Note that the Group will respond appropriately to the application of international accounting standards, taking various conditions into consideration.

5. Consolidated Financial Statements
(1) Consolidated Balance Sheet
	(Millions of yen)
	As of March 31, 2015	As of March 31, 2016
Assets
Cash and Due from Banks	100,371	83,750
Call Loans and Bills Bought	5,540	338
Securities	416,644	445,260
Loans and Bills Discounted	1,555,551	1,645,634
Foreign Exchange	545	1,035
Other Assets	7,792	7,736
Tangible Fixed Assets	24,733	26,337
Buildings	5,395	6,423
Land	16,271	16,283
Lease Assets	2,093	2,059
Construction in Progress	270	736
Other tangible fixed assets	703	835
Intangible Fixed Assets	1,206	1,271
Software	544	679
Lease Assets	325	252
Other intangible fixed assets	336	339
Deferred Tax Assets	690	4,990
Customers’ Liabilities for Acceptances and Guarantees	2,147	1,817
Allowance for Loan Losses	(10,497)	(8,428)
Total Assets	2,104,727	2,209,743
Liabilities
Deposits	1,848,666	1,851,196
Negotiable Certificates of Deposit	44,400	107,800
Call Money and Bills Sold	26	-
Borrowed Money	58,600	98,600
Foreign Exchange	16	25
Bonds Payable	10,000	10,000
Other Liabilities	14,529	12,766
Provision for Bonuses	891	897
Net Defined Benefit Liability	6,069	8,376
Provision for Directors’ Retirement Benefits	3	5
Provision for Loss on Interest Repayment	6	0
Provision for Reimbursement of Deposits	174	199
Provision for Loss on Cancellation of System Contracts	-	2,270
Provision for Contingent Losses	241	324
Deferred Tax Liabilities for Land Revaluation	2,727	2,584
Acceptances and Guarantees	2,147	1,817
Total Liabilities	1,988,501	2,096,864

		(Millions of yen)
	As of March 31, 2015	As of March 31, 2016
Net Assets
Capital Stock	38,300	38,300
Capital Surplus	24,601	24,603
Retained Earnings	37,751	43,320
Treasury Shares	(1,422)	(1,413)
Total Shareholders’ Equity	99,230	104,810
Valuations Difference on Available-for-Sale Securities	11,335	3,843
Deferred Gains or Losses on Hedges	(363)	(281)
Revaluation Reserve for Land	5,445	5,588
Remeasurements of Defined Benefit Plans	181	(1,557)
Total Accumulated Other Comprehensive Income	16,599	7,593
Subscription rights to shares	176	211
Non-Controlling Interests	220	263
Total Net Assets	116,226	112,878
Total Liabilities and Net Assets	2,104,727	2,209,743

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
 　Consolidated Statements of Income
		(Millions of yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Ordinary Income	43,670	42,132
Interest Income	31,571	31,329
Interest on Loans and Discounts	28,032	27,738
Interest and Dividends on Securities	3,487	3,527
Interest on Call Loans and Bills Bought	19	21
Interest on Deposits with banks	12	14
Other Interest Income	20	26
Fees and Commissions	3,578	3,993
Other Ordinary Income	765	1,035
Other Income	7,754	5,774
Reversal of Allowance for Loan Losses	-	228
Recoveries of Written Off Claims	0	0
Other	7,754	5,545
Ordinary Expenses	30,584	28,674
Interest Expenses	1,759	1,705
Interest on Deposits	1,250	1,151
Interest on Negotiable Certificates of Deposit	36	38
Interest on Call Money and Bills Sold	1	0
Interest on Borrowing and rediscounts	19	73
Interest on Bonds	211	211
Other Interest Expenses	240	230
Fees and Commissions Payments	1,799	1,909
Other Ordinary Expenses	8	11
General and administrative Expenses	23,924	23,329
Other Expenses	3,092	1,718
Provision of Allowance for Loan Losses	2,495	-
Other	596	1,718
Ordinary Profit	13,086	13,458
Extraordinary Losses	94	2,377
Loss on Disposal of Non-Current Assets	94	107
Provision for Loss on Cancellation of System Contracts	-	2,270
Profit before income taxes	12,992	11,080
Income Taxes-Current	4,937	3,924
Income Taxes-Deferred	(545)	129
Total Income Taxes	4,391	4,053
Profit	8,600	7,026
Profit Attributable to Non-Controlling Interests	32	43
Profit Attributable to Owners of Parent	8,567	6,983

　Consolidated Statements of Comprehensive Income

		(Millions of yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Profit	8,600	7,026
Other Comprehensive Income	7,382	(9,005)
Valuations Difference on Available-for-sale Securities	6,135	(7,491)
Deferred Gain or Losses on Hedges	98	82
Revaluation reserve for land	279	142
Remeasurements of Defined Benefit Plans	869	(1,738)
Comprehensive Income	15,982	(1,979)
(Comprehensive income attributable to)
Comprehensive Income Attributable to Owners of Parent	15,949	(2,022)
Comprehensive Income Attributable to Non-Controlling Interests	32	43

(3) Consolidated Statements of Changes in Net Assets
      For the year ended March 31, 2015

	(Millions of yen)
	Shareholders’ Equity
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Shares	Total Shareholders’ Equity
Balance at beginning of current period	38,300	24,600	30,551	(1,453)	91,997
Cumulative effects of changes in accounting policies			46		46
Restated balance	38,300	24,600	30,597	(1,453)	92,043
Change During the Period
Dividends of surplus			(1,413)		(1,413)
Profit Attributable to Owners of Parent			8,567		8,567
Purchase of Treasury Shares				(5)	(5)
Disposal of Treasury Shares		0		37	38
Net changes of items other than shareholders’ equity
Total changes of items during period	―	0	7,154	31	7,186
Balance at end of current period	38,300	24,601	37,751	(1,422)	99,230

	Accumulated Other Comprehensive Income
	Valuation Difference on Available-For-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Subscription rights to shares	Non-Controlling Interests	Total Net Assets
Balance at beginning of current period	5,200	(462)	5,166	(688)	9,216	144	187	101,546
Cumulative effects of changes in accounting policies								46
Restated balance	5,200	(462)	5,166	(688)	9,216	144	187	101,592
Change During the Period
Dividends of surplus								(1,413)
Profit Attributable to Owners of Parent								8,567
Purchase of Treasury Shares								(5)
Disposal of Treasury Shares								38
Net changes of items other than shareholders’ equity	6,135	98	279	869	7,382	31	32	7,446
Total changes of items during period	6,135	98	279	869	7,382	31	32	14,633
Balance at end of current period	11,335	(363)	5,445	181	16,599	176	220	116,226

　For the year ended March 31, 2016
	(Millions of yen)
	Shareholders’ Equity
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Shares	Total Shareholders’ Equity
Balance at beginning of current period	38,300	24,601	37,751	(1,422)	99,230
Changes of items during period
Dividends of surplus			(1,414)		(1,414)
Profit Attributable to Owners of Parent			6,983		6,983
Purchase of Treasury Shares				(8)	(8)
Disposal of Treasury Shares		2		17	19
Net changes of items other than shareholders’ equity
Total changes of items during period	―	2	5,568	9	5,580
Balance at end of current period	38,300	24,603	43,320	(1,413)	104,810

	Accumulated Other Comprehensive Income
	Valuation Difference on Available-For-Sale Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Subscription rights to shares	Non-Controlling Interests	Total Net Assets
Balance at beginning of current period	11,335	(363)	5,445	181	16,599	176	220	116,226
Changes of items during period
Dividends of surplus								(1,414)
Profit Attributable to Owners of Parent								6,983
Purchase of Treasury Shares								(8)
Disposal of Treasury Shares								19
Net changes of items other than shareholders’ equity	(7,491)	82	142	(1,738)	(9,005)	34	43	(8,927)
Total changes of items during period	(7,491)	82	142	(1,738)	(9,005)	34	43	(3,347)
Balance at end of current period	3,843	(281)	5,588	(1,557)	7,593	211	263	112,878

(4) Consolidated Cash Flows Statements
		(Millions of yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
(Cash Flow from Operating Activities)
Profit before income taxes	12,992	11,080
Depreciation and Amortization Expense	1,463	1,548
Increase (decrease) in allowance for loan losses	1,031	(2,068)
Increase (Decrease) in Accounts Payable-Other	3	5
Increase (Decrease) in Retirement Benefit Liability	107	(206)
Increase (Decrease) in Directors’ Retirement Benefits	(0)	1
Increase (Decrease) in Provision for Loss on Interest Repayment	4	(5)
Increase (Decrease) in Provision for Loss on Reimbursement of Inactive Deposits	(1)	24
Increase (Decrease) in Provision for Loss on Cancellation of System Contracts	―	2,270
Increase (Decrease) in Provision for Contingent Loss	4	82
Interest income	(31,571)	(31,329)
Interest Expenses	1,759	1,705
Gains (Losses) on Securities	(7,361)	(5,127)
Foreign Exchange Loss (- Gains)	(2)	1
Loss (Gain) on Disposal of Fixed Assets	29	49
Net Increase (Decrease) in Loans and Discounted	(82,063)	(90,082)
Net Increase (Decrease) in Deposits	69,160	2,530
Net Increase (Decrease) in Negotiable Certificates of Deposit	535	63,400
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	58,600	40,000
Net Increase (Decrease) in Deposits (Excluding Deposits with the Bank of Japan)	149	(36)
Net decrease (increase) in call loans and others	14,634	5,202
Net increase (decrease) in call money and others	26	(26)
Net Increase (Decrease) in Foreign Exchange (Assets)	678	(489)
Net Increase (Decrease) in Foreign Exchange (Liabilities)	0	8
Proceeds from Fund Management	31,614	31,569
Payments for Financing	(1,898)	(1,809)
Other	(478)	(678)
Subtotal	69,419	27,621
Income Taxes Paid	(2,524)	(6,169)
(Net cash provided by (used in) operating activities)	66,894	21,451
Cash flow from investing activities
Purchase of Available-for-sale Securities	(158,497)	(142,633)
Proceeds from Sales of Available-for-sale Securities	88,777	63,894
Proceeds from Redemption of Available-for-sale Securities	43,675	44,761
Purchase of Tangible Fixed Assets	(1,378)	(2,365)
Proceeds from Sales of Tangible Fixed Assets	―	0
Purchase of Intangible Assets	―	(342)
Other, net	(21)	0
Net cash provided by (used in) investing activities	(27,444)	(36,684)
Cash flow from Financing Activities
Dividend Payments	(1,413)	(1,414)
Purchase of Treasury Shares	(5)	(8)
Proceeds from Sale of Treasury Shares	0	0
Net cash provided by (used in) financing activities	(1,419)	(1,423)

		(Millions of yen)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Effect of exchange rate change on cash and cash equivalents	2	(1)
Net increase (decrease) in cash and cash equivalents	38,033	(16,657)
Cash and cash equivalents at beginning of period	61,519	99,552
Cash and cash equivalents at end of period	99,552	82,894

(5) Note on Going Concern Assumption
Not applicable.

(6) Changes in Accounting Policies, Accounting Estimates, and Restatements
(Application of “Accounting Standard for Business Combination”)
The Bank has adopted “Accounting Standard for Business Combination” (Article 21, Business Accounting Standard, September 13, 2013), the “Accounting Standard for Consolidated Financial Statements” (Article 22, Business Accounting Standard, September 13, 2013), and “(Article 7. Business Accounting Standard, September 13, 2013) to the current consolidated fiscal year, and changes were made in the presentation of net income, and the recording of minority shareholdings was changed to Non-Controlling interests.
(Change in valuation standard and valuation method for securities)
The valuation of available-for-sale securities for stocks and other beneficiary certificates among the other available-for-sale securities was calculated, in principle, by the fair value method based on the average of the market price in the month prior to the end of the consolidated fiscal year, but in order to unify important accounting policies with the Bank of Yokohama, Ltd. after the business merger, as of this consolidated fiscal year, the Bank changed the accounting treatment to the fair market value method based on the market price on the date of the consolidated balance sheet.
Note that the amount of effect due to this change in accounting policies is minimal and not applied retroactively.
(Changes to accounting treatment of consumption tax, etc.)
The Bank’s accounting treatment of consumption tax, etc. records the expense generated in the consolidated fiscal year for consumption tax and other non-deductible taxes related to tangible fixed assets, but in order to unify important accounting policies with the Bank of Yokohama, Ltd. after the business merger, from this consolidated fiscal year, the Bank changed the accounting treatment so that consumption tax and other non-deductible taxes related to tangible fixed assets will be recorded in Other Assets using the straight-line depreciation method over five years.
Note that the amount of effect due to this change in accounting policies is minimal and not applied retroactively.
(Changes in the accounting estimates)
The details of the requirements are given below. Note that the items other than Loans and Bills Discounted have been omitted since there was no change in accounting estimates for these.

Notes regarding the market value of financial instruments, etc.
Previous consolidated fiscal year (ended March 31, 2015)
		(Millions of yen)
	Amount recorded on the consolidated balance sheet	Market value	Valuation gain (loss)
Loans and Bills Discounted (1)	1,555,551
Allowance for Loan Losses (*)	(10,170)
	1,545,381	1,568,601	23,219
Current consolidated fiscal year (ended March 31, 2016)

		(Millions of yen)
	Amount recorded on the consolidated balance sheet	Market value	Valuation gain (loss)
Loans and Bills Discounted (1)	1,645,634
Allowance for Loan Losses (*)	(8,197)
	1,637,436	1,649,784	12,348
(*) The general allowance for loan losses and the separate allowance for loan losses have been deducted.

(Notes) Method of calculation of fair value for financial instruments
(1) Loans and Bills Discounted
Of the loans and bills discounted, those with variable interest rates quickly reflect market prices so, as long as the credit status of the borrower does not significantly change after the loan is made, the market value is approximately the book value, so the book value is treated as fair value. Market value of those with fixed interest rates is calculated by discounting the sum of principal and interest using a rate that is the sum of the risk premium for credit risk based on our bank rating and the risk-free interest rate. Market value of housing loans is calculated by estimating the future value of principle and interest receivable and discounting it at a rate that is expected if the same amount of principle and interest were deposited now in a new account. Note that for those with short remaining terms (less than one year), the market value is approximately the book value, so the book value is used as market value.
Of the fair market valuations of loans and bills discounted, for those with a fixed interest rate, a discount rate is used that adds the expense ratio to the credit risk premium from the current consolidated fiscal year. As a result of this, the market value of loans and bills discounted is reduced by 6,862 million yen at the end of the current consolidated fiscal year compared with the amount derived with previously used methods.
In addition, for loans receivable from legally or substantially bankrupt borrowers, because estimated loan balances are calculated based on the present value of estimated future cash flows or the amount expected to be recovered, the market value is approximately the amount as of the consolidated balance sheet date recorded for loans receivable after deduction of the provision for loan losses, and that amount is used as the market value.
Of the loans and bills discounted, due to characteristics such as being limited to the scope of collateral assets of these loans and bills, for those which have no fixed repayment period, due to the expected repayment period and the interest rate conditions, the market value is anticipated to be approximately the book value, so the book value is used as the market value.

(7) Explanatory Notes to the Consolidated Financial Statements
　(Additional information)
The “Bill for Partial Amendment of the Income Tax Act” (Bill No. 15, 2016) and the “Bill for Partial Amendment of the Income Tax Act” (Bill No. 13, 2016) were enacted on March 29, 2016, and a reduction in the corporate tax rate was carried forward from the consolidated fiscal year that began as of April 1, 2016. As a result of this, the legally effective tax rate on deferred tax assets and deferred tax liabilities will be reduced from the previous 32.25% to 30.80% for temporary differences expected to be eliminated in the current fiscal year beginning on April 1, 2016 and the next fiscal year beginning on April 1, 2017, and to 30.56% for temporary differences expected to be eliminated in the years after the current fiscal year beginning on April 1, 2018. Due to these changes in tax rates, “Deferred Tax Assets” related to temporary differences decrease by 301 million yen, “Deferred Tax Assets” related to a deferred hedge decrease by 6 million yen, “Deferred Tax Liabilities” related to valuation differences for available-for-sale securities decrease by 93 million yen, and the amount of “Deferred Tax Assets” related to defined retirement benefit adjustments decreases by 35 million yen. As a result, the net amount of “Deferred Tax Assets” decreases by 251 million yen. “Valuations Difference on Available-for-Sale Securities” increases by 93 million yen, and “Income Taxes-Deferred” increases by 301 million yen. The “Deferred Tax Liabilities for Land Revaluation” decrease by 142 million yen, and the “Revaluation Reserve for Land” increases by the same amount.

　(Segment information, etc.)
[Segment information]
Our bank Group is in the single segment of the banking industry, so this is omitted.

[Relevant Information]
Previous consolidated fiscal year (from April 1, 2014 to March 31, 2015)
1. Information by service
				(Millions of yen)
	Lending Services	Available-for-Sale Securities Services	Other	Total
Ordinary Income from External Customers	28,033	10,856	4,781	43,670
  (Note) Ordinary income is stated in place of sales as would be for other industries.

2. Information by region
(1) Ordinary Income
This is omitted because the amount in the category of ordinary income for this bank Group from external customers in Japan is in excess of 90% of the ordinary income on the consolidated balance sheet.
(2) Tangible Fixed Assets
This is omitted because this bank Group does not possess any tangible fixed assets located in countries or regions outside of Japan.

3. Information by major customer
This is omitted because no specific customers have a share in excess of 10% of the ordinary income on the consolidated balance sheet.

Current consolidated fiscal year (April 1, 2015 to March 31, 2016)
1. Information by service
				(Millions of yen)
	Lending Services	Available-for-Sale Securities Services	Other	Total
Ordinary Income from External Customers	27,738	8,655	5,738	42,132
  (Note) Ordinary income is stated in place of sales as would be for other industries.

2. Information by region
(1) Ordinary Income
This is omitted because the amount in the category of ordinary income for this bank Group from external customers in Japan is in excess of 90% of the ordinary income on the consolidated balance sheet.
(2) Tangible Fixed Assets
This is omitted because this bank Group does not possess any tangible fixed assets located in countries or regions outside of Japan.

3. Information by major customer
This is omitted because no specific customers have a share in excess of 10% of the ordinary income on the consolidated balance sheet.
[Information on impairment loss on non-current assets for each reported segment]
None

[Information on the goodwill amortization and unamortized balances for each reported segment]
None

[Information on gains arising from negative goodwill for each reported segment]
None

[Information about affiliated parties]
There are no significant reportable transactions with affiliated parties.

  (Per share information)
	For the year ended March 31, 2015	For the year ended March 31, 2016
Net assets per share	655.17 yen	635.52 yen
Net income per share	48.47 yen	39.49 yen
Diluted net income per share	48.23 yen	39.28 yen

(Note)	1.	The basis of the calculation of net income per share and diluted net income per share used in the calculations at the end of the consolidated fiscal year is as follows.

		For the year ended March 31, 2015	For the year ended March 31, 2016
Total net assets	Million yen	116,226	112,878
Deduction from total net assets	Million yen	396	474
Subscription rights to shares	Million yen	176	211
Non-controlling interests	Million yen	220	263
Net assets applicable to common stock	Million yen	115,829	112,403
Number of shares of common stock used in calculation of net assets per share	Thousand shares	176,792	176,869

2.	The basis of calculations of net income per share and diluted net income per share for the current fiscal year is as follows:

		For the year ended March 31, 2015	For the year ended March 31, 2016
Net income per share
Profit attributable to owners of parent	Million yen	8,567	6,983
Amount not attributable to common shareholders	Million yen	―	―
Profit attributable to owners of parent for common stock	Million yen	8,567	6,983
Average number of shares of common stock outstanding during the period	Thousand shares	176,755	176,857

Diluted net income per share
Adjusted to profit attributable to owners of parent	Million yen	―	―
Increase in the number of shares of common stock	Thousand shares	889	931
Subscription rights to shares	Thousand shares	889	931
Summary of dilutive shares not included in the calculation of diluted net income per share since there was no dilutive effect		―――――	―――――

  (Significant subsequent events)
1.Business merger of our bank with the Bank of Yokohama, Ltd.

Our bank and the Bank of Yokohama, Ltd. (Representative Director, President: Tatsumaro Terazawa, hereinafter, the “Bank of Yokohama”, and our bank and the Bank of Yokohama collectively, the “Banks”), at the Board Meetings held by each bank on September 8, 2015, approved the establishment of a wholly-owning parent company (Concordia Financial Group, Ltd., hereinafter “Joint Holding Company”) for the Banks as of April 1, 2016 by means of a share transfer (hereinafter, the “Share Transfer”), on the condition that the Banks obtain approval at their respective general shareholders’ meeting and permission from regulators, and on the same day, along with concluding a “Business Merger Agreement”, the Banks jointly prepared a “Share Transfer Plan.”
In addition, at the extraordinary shareholders’ meeting held on December 21, 2015, the Share Transfer Plan was approved, and the joint holding company was established as of April 1, 2016.

1 Overview of Business Merger
(1) Name of Business Being Acquired and Details of Business
Banking business of the Higashi-Nippon Bank
(2) Main Reasons for Executing a Business Merger
Recently, in addition to the obvious fact that the market sizes of regional economies will shrink in the future due to the a progressively aging society and declining population, although the Corporate Division’s reliance on direct financing from surplus funds has been diminishing since collapse of the bubble economy, the number of community financial institutions is not decreasing. This is producing a significant structural change in the management base of community financial institutions. As a result, responding to narrowing profit margins and decreasing profitability due to interest rate competition are becoming significant management challenges for community financial institutions as a whole.
Faced with these kinds of environmental changes, community financial institutions are developing shared region-wide networks and linkages. Judging that in the future contributing to sustainable regional development that much more vital, the Bank decided to build a new financial group that will form the core of region-wide community finance with shared management strategies and even open to other community financial institutions.
While the Banks will have their operating base in the Tokyo Metropolitan Area, the Bank of Yokohama has strengths in stable funding capabilities with its strong brand recognition concentrated in the Kanagawa Prefecture and southwestern Tokyo and in broad and efficient provision of financial services. The Higashi-Nippon Bank has strengths in its sales capabilities focused on proposing solutions and finely tuned face-to-face transactions in the area of lending to small and medium enterprises.
Building on these strengths and characteristics of the Banks, the Banks will be able to improve customer service because, despite the shared operating base in the Tokyo Metropolitan Area, there are few competitive relations and many complementary relations in our operating areas, customer bases and areas of service expertise, and the Banks will also be able to increase our corporate value due to anticipated optimization and growth synergy resulting from the business merger. This lead us to the final agreement signed on September 8, 2015 effecting the business merger through establishment of the holding company.
(3)	Date of business merger
April 1, 2016
(4)	Legal form of business merger
Establishment of a joint holding company through share transfer
(5)	Name of company after merger
Concordia Financial Group, Ltd.
(6)	Approval rate obtained for the resolution
100%
(7)	Main reason that lead to the decision to acquire the company
It was based on the components of an acquisition resolution under the accounting standards concerning business combinations.

2 Transfer ratio of shares by share type, and the calculation method and number of shares exchanged.
(1)	Transfer ratio of shares by share type
① 1 common share in the Joint Holding Company for 1 common share in the Bank of Yokohama
② 0.541 common shares in the Joint Holding Company for 1 common share in the Higashi-Nippon Bank
(2)	Calculation method
The Bank of Yokohama and the Higashi-Nippon Bank commissioned third-party valuation agents (Daiwa Securities Co. Ltd. and SMBC Nikko Securities Inc. respectively) to calculate the share transfer ratio and after discussions between the parties based on the reports submitted, the share transfer ratio was agreed and determined.
(3)	Number of shares exchanged
1,300,263,183 shares of common stock

2. Cancellation of Treasury Shares
The Bank resolved at a meeting of the Board of Directors held on February 3, 2016 to cancel treasury shares pursuant to Article 178 of the Companies Act of Japan, as follows.
(1) Purpose for cancellation of treasury shares
　Treasury shares shall be cancelled in accordance with a share transfer plan approved at extraordinary shareholders’ meetings held by both banks on December 21, 2015 pursuant to the merger of the Bank and the Bank of Yokohama.
(2) Type of shares cancelled
Common stock
(3) Total number of shares cancelled
　7,803,933 shares
(4) Date of cancellation
 April 1, 2016